CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2007, 2006, AND 2005

(Expressed in thousands of Canadian Dollars)

D E  V I S S E R    G R A Y L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Northern Dynasty Minerals Ltd.

We have audited the consolidated balance sheets of Northern Dynasty Minerals Ltd. (“the Company”) as at December 31, 2007 and 2006, and the consolidated statements of operations and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2007, and the consolidated statements of shareholders’ equity and deficit for each of the years in the two year period then ended. We have also audited the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether the effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
March 19, 2008

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)

	December 31	December 31
	2007	2006

ASSETS

Current assets
Cash and equivalents	$40,341	$93,690
Marketable securities (note 5)	13	–
Amounts receivable and prepaids	1,000	490
Options exercised proceeds receivable (note 9(g))	–	3,740
Balance receivable from related parties (note 9)	27	192
	41,381	98,112

Equipment (note 6)	674	633
Mineral property interests (note 7)	168,222	168,222

Total Assets	$210,277	$266,967

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$7,607	$7,839
Balance payable to related parties (note 9)	21	–
	7,628	7,839

Future income tax liability (note 10)	57,786	61,601
Non-controlling interest (note 7(a)(iii))	35,552	–
	93,338	61,601

Shareholders' equity
Share capital	365,202	357,364
Contributed surplus	18,018	10,062
Accumulated other comprehensive loss	(3)	–
Deficit	(273,906)	(169,899)
	109,311	197,527
Subsequent event (note 7(b))

Total Liabilities and Shareholders' Equity	$210,277	$266,967

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Robert A. Dickinson

Ronald W. Thiessen	Robert A. Dickinson
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of Canadian Dollars, except for share information)

	Years ended December 31
	2007	2006	2005

Expenses
Amortization	$146	$124	$93
Conference and travel	1,161	936	701
Exploration (see schedule of exploration expenses)	86,424	50,613	43,066
Foreign exchange loss (gain)	3,878	(773)	(281)
Interest income	(2,749)	(2,238)	(585)
Legal, accounting and audit	1,649	931	312
Office and administration	5,062	3,041	2,362
Shareholder communication	623	386	367
Stock-based compensation - exploration (note 8(d))	4,644	1,882	1,788
Stock-based compensation - administration (note 8(d))	6,489	4,163	2,302
Trust and filing	485	149	193
Net loss before the following	107,812	59,214	50,318
Gain on disposal of marketable securities	(1)	(194)	–
Loss on disposal of fixed assets	11	–	–
Net loss before taxes	107,822	59,020	50,318
Future income tax recovery	(3,815)	(637)	–
Loss for the year	$104,007	$58,383	$50,318

Other comprehensive loss
Unrealized loss on available-for-sale marketable securities (note 5)	2	–	–
Reclassification of realized gain on disposal of marketable
securities included in loss	1	–	–
Other comprehensive loss	$3	$–	$–

Total comprehensive loss	$104,010	$58,383	$50,318

Basic and diluted loss per common share	$1.13	$0.75	$0.90

Weighted average number of
common shares outstanding	91,978,571	77,708,870	55,845,791

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

	Years ended December 31
	2007	2006	2005

Operating activities
Loss for the year	$(104,007)	$(58,383)	$(50,318)
Items not involving cash
Amortization	146	124	93
Contributions from non-controlling interest (note 7(a)(iii))	35,552	–	–
Finder's fees (note 5)	5	–	–
Future income tax recovery	(3,815)	(637)	–
Gain on disposal of marketable securities	(1)	(194)	–
Loss on disposal of fixed assets	11	–	–
Shares received for property option agreement (note 5)	(20)	–	–
Stock-based compensation (note 8(d))	11,133	6,045	4,090
Changes in non-cash working capital items
Amounts receivable and prepaids	(510)	(73)	(15)
Accounts payable and accrued liabilities	(232)	4,678	136
Balances receivable from and payable to related parties	186	256	(436)
Cash and equivalents used in operating activities	(61,552)	(48,184)	(46,450)

Investing activities
Proceeds on disposal of equipment	28	–	–
Purchase of equipment	(226)	(346)	(106)
Acquisition costs of mineral property interests	–	(82)	–
Proceeds on sale of marketable securities	–	558	–
Cash and equivalents provided by (used for) investing activities	(198)	130	(106)

Financing activities
Common shares issued for cash, net of issue costs	4,661	132,535	47,029
Options exercised proceeds received (receivable) (note 9(h))	3,740	(3,740)	–
Cash provided from financing activities	8,401	128,795	47,029

Increase (decrease) in cash and equivalents	(53,349)	80,741	473
Cash and equivalents, beginning of year	93,690	12,949	12,476

Cash and equivalents, end of year	$40,341	$93,690	$12,949

Supplementary information
Taxes paid	$–	$–	$–
Interest paid	$–	$–	$–
Interest received	$2,751	$2,238	$585

Non-cash investing and financing activities
Issuance of shares for mineral property interests	$–	$89,194	$4,918
Fair value of stock options allocated to shares issued upon
exercise	$3,177	$5,045	$4,305

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in thousands of Canadian Dollars, except for share information)

	Year ended		Year ended
	December 31, 2007		December 31, 2006

Share capital	Number of shares		Number of shares
Balance at beginning of the year	91,685,519	$357,364	60,092,607	$132,362
Share purchase options exercised at $4.50 per share	150,068	675	19,932	90
Share purchase options exercised at $4.65 per share	–	–	100,000	465
Share purchase options exercised at $5.00 per share	–	–	1,897,500	9,488
Share purchase options exercised at $5.31 per share	515,066	2,735	99,932	531
Share purchase options exercised at $5.37 per share	15,000	81	–	–
Share purchase options exercised at $5.40 per share	68,400	369	64,933	351
Share purchase options exercised at $7.25 per share	105,436	764	22,498	163
Share purchase options exercised at $9.81 per share	2,500	25	–	–
Share purchase options exercised at $10.32 per share	1,650	17	–	–
Fair value of stock options allocated to shares issued on exercise	–	3,177	–	5,045
Warrants exercised at $5.00 per share, net of issue costs	–	–	6,985,344	34,004
Common shares issued pursuant to share purchase
agreement, net of issue costs (note 8(b))	–	(5)	8,745,845	87,444
Common shares issued upon acquisition (note 7(a)(ii))	–	–	14,002,268	89,194
Common shares returned to treasury (note 7(a)(i))	–	–	(345,340)	(1,773)
Balance at end of the year	92,543,639	$365,202	91,685,519	$357,364

Contributed surplus
Balance at beginning of the year		10,062		7,289
Stock-based compensation (note 8(d))		11,133		6,045
Common shares returned to treasury		–		1,773
Fair value of stock options allocated to shares issued on exercise		(3,177)		(5,045)
Balance at end of the year		$18,018		$10,062

Accumulated other comprehensive loss
Balance at beginning of the year		–		–
Unrealized loss on available-for-sale marketable securities (note 5)		(2)		–
Gain recognized on disposal of available-for-sale marketable securties		(1)		–
Balance at end of the year		$(3)		$–

Deficit
Balance at beginning of the year		(169,899)		(111,516)
Loss for the year		(104,007)		(58,383)
Balance at end of the year		$(273,906)		$(169,899)

TOTAL SHAREHOLDERS' EQUITY		$109,311		$197,527

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in thousands of Canadian Dollars)

	Years ended December 31
	2007	2006	2005

Assays and analysis	$1,114	$586	$343
Drilling	17,700	7,563	5,724
Engineering	4,464	4,744	9,339
Environmental	19,624	13,664	13,081
Equipment rental	97	67	47
Freight	2,150	1,082	558
Geological	1,780	1,250	919
Graphics	110	36	63
Option payment (note 5)	(20)	–	–
Property fees and assessments	202	172	175
Site activities	18,592	10,295	5,052
Socioeconomic	7,778	4,626	2,507
Transportation	11,567	5,627	4,669
Travel and accommodation	1,266	901	589
Incurred during the year	86,424	50,613	43,066
Cumulative expenditures, beginning of year	137,274	86,661	43,595
Cumulative expenditures, end of year	$223,698	$137,274	$86,661

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. The Company’s principal mineral property interest is its 50% share in the Pebble Project (note 7(a)(iii)) located in Alaska, United States of America (“USA”).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material differences between these principles and accounting principles generally accepted in the United States is shown in note 11.

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries. The Company has determined that its 50:50 partnership with an indirect wholly-owned subsidiary of Anglo-American plc (“Anglo”) in the Pebble Project qualifies as a variable interest entity and concluded that the Company is the primary beneficiary and accordingly has consolidated the activities of the partnership (notes 3(m) and 7(a)(iii)).

All material intercompany balances and transactions have been eliminated at December 31, 2007, 2006 and 2005.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash. At December 31, 2007, of the $40,341 (2006 – $93,690) cash and equivalents held by the Company, $37,490 (US$38,740) were held in United States dollars (2006 – $20,747 (US$17,801)). The Company’s cash and equivalents are invested in business accounts with CIBC, and which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(b)	Equipment

Equipment is recorded at cost and is amortized over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(c)	Mineral property interests

Exploration expenditures incurred prior to the determination of the feasibility of mining operations and administrative expenditures are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to such determination and to increase or to extend the life of existing production, are capitalized and amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when an impairment has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Costs of exploration activities, feasibility studies, and option payments are expensed in the period incurred.

Administrative expenditures related to exploration activities are expensed in the period incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less write-downs, and does not necessarily reflect present or future values.

(d)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

The Company has no material asset retirement obligations as the disturbance to date is minimal, and the Company carries out, and expenses in the period incurred, appropriate reclamation activities.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(e)	Impairment of long-lived assets

Long-lived assets, including mineral properties and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed, if any, are presented separately on the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

(f)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date of issue or as otherwise provided for under the terms of the agreement to issue the shares.

(g)	Stock-based compensation

The Company has a share option plan which is described in note 8(d). The Company records all stock-based payments using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related contributed surplus is transferred to share capital.

(h)	Foreign currency translation

The Company's functional currency is the Canadian dollar. Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at average exchange rates for the year. Amortization is translated at the same exchange rates as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(i)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(j)	Loss per common share

Basic loss per common share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per common share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the year.

When the Company is in a net loss position, diluted loss per share is not presented separately as the effect of the outstanding options and warrants would be anti-dilutive.

(k)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the recoverability on buildings and equipment, impairment of mineral property interests, rates of amortization of equipment, the determination of reclamation obligations, and the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(l)	Environmental expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company’s policy is to meet or possibly

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

(m)	Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG15"). AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a VIE and for which the Company is considered the primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary.

The Company has determined that the Pebble Limited Partnership (“the Partnership”) is a VIE and has concluded that it is the primary beneficiary and consequently has consolidated the activities of the Pebble Limited Partnership from August 1, 2007 (note 7 (a)(iii)).

Expenditures incurred on the Pebble Project through the Partnership have been included in the consolidated statement of operations. Anglo’s contributions to December 31, 2007 of $35.5 million (US$35.9 million) have been recorded as a non-controlling interest in the partnership.

(n)	Comparative figures

The preparation of the prior years' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

4.	CHANGES IN ACCOUNTING POLICY

(a)	Newly Adopted Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	(i)	Section 3855 – Financial Instruments – Recognition and Measurement.

This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or other comprehensive income (loss), depending on the classification of that related instrument.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss). On adoption of this standard no adjustments to opening deficit or opening accumulated other comprehensive income (loss) were required.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, other financial liabilities or derivatives. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net income (loss).

•

Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in income when the asset is sold or deemed to be permanently impaired.

		•	Held for trading financial instruments are measured at fair value. Changes in fair value are included in net income (loss) in the period in which they arise.

		•	All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

income (loss) in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in accumulated other comprehensive income (loss).

In accordance with this new standard, the Company has classified its financial instruments as follows:

•

Marketable securities are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in other comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net income (loss).

(ii)	Section 3865 – Hedges.

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

(iii)	Section 1530 – Comprehensive Income (Loss).

Comprehensive income (loss) is the change in the Company’s shareholders’ equity that results from transactions, events, and circumstances from other than the Company’s shareholders and includes items that would not normally be included in net income (loss), such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings be presented in accumulated other “comprehensive income (loss)” until it is considered appropriate to recognize into net income (loss). This standard also mandates the presentation of comprehensive income (loss), and its components, with the same prominence as other line items in the financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income and includes the category “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet. As at December 31, 2007, the Company had accumulated other comprehensive loss of $3, and for the year ended December 31, 2007, comprehensive loss was $2 greater than the net loss.

(iv)	Section 1506 - Accounting Changes

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of generally accepted accounting principles or when the change will result in more reliable and more relevant information.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(b)	Accounting Policies Not Yet Adopted

	(i)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

	(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company expects that its disclosures will be expanded to incorporate the additional requirements.

	(iii)	Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

	(iv)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

5.	MARKETABLE SECURITIES

	Number of
Available for sale	shares	Amount
Solomon Resources Limited
Cost – common shares	75,000	$20
Finder’s fees paid in shares	(15,000)	(5)
Unrealized loss recognized December 2007	–	(2)
Balance, December 31, 2007	60,000	$13

In 2007, the Company received 75,000 common shares in Solomon Resources Limited (“Solomon”), a company listed on the TSX Venture Exchange, in terms of an exclusive agreement in which Solomon has the option to earn a minimum 50% interest in a non core property (note 7(b)). To secure the option agreement with Solomon, the Company issued 15,000 of these shares to an individual in payment for this service.

These shares have been classified as available-for-sale securities and have been measured at fair market value being the quoted market price. Unrealized gains and losses have been recorded in comprehensive income (loss) (note 4(a)(i)).

6.	EQUIPMENT

		Accumulated
	Cost	Amortization	Net Book Value
December 31, 2007
Buildings	$312	$76	$236
Furniture and fixtures	235	133	102
Site equipment	242	96	146
Vehicles	94	59	35
Computer equipment	204	49	155
	$1,087	$413	$674

December 31, 2006
Buildings	$219	$50	$169
Furniture and fixtures	235	108	127
Site equipment	279	42	237
Vehicles	94	43	51
Computer equipment	88	39	49
	$915	$282	$633

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

7	MINERAL PROPERTY INTERESTS

(a)	Pebble Property

	Years ended December 31
	2007	2006
Balance, beginning of the year	$168,222	$16,707
Changes during the year
Acquisition of 20% carried contractual interests held by HDGI	–	151,433
Acquisition costs	–	82
Balance, end of year	$168,222	$168,222

(i)	Exploration and Resource Lands

Pursuant to an Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc., (“HDGI”), a related party to the Company, the Company was assigned an 80% interest in two options, which had been granted by Teck Cominco American Incorporated (“Teck Cominco”) under a single agreement to HDGI in respect of Teck Cominco’s “Pebble” copper/gold/molybdenum property in southwestern Alaska. One option granted the right to purchase 100% of the lands containing the then known mineralized resource at Pebble (the “Resource Lands Option”) and the second option granted the right to purchase a 50% interest in the lands surrounding the Resource Lands (the “Exploration Lands Option”) (together, the “Options”). HDGI is a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire the remaining 20% contractual interests in these option agreements from HDGI in consideration of the Company reimbursing HDGI’s costs of $585 in connection with the options, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and agreeing to pay for HDGI’s 20% share of costs in connection with the exercise requirements under the Options.

The Resource Lands Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried interests, by paying Teck Cominco US$10 million in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value $11.8 million). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares (“NDM Resource Lands shares”) in a manner where Teck Cominco would be guaranteed the US$10 million in resale proceeds net of any excess or deficiency adjustments. The actual adjusted amount was US$9.9 million. On May 9, 2005, Teck Cominco elected for the Company to guarantee the adjusted amount of US$9.9 million in resale proceeds of the 1,772,775 shares. Under the agreement, the Company ensured proceeds totalling US$9.9 million by May 22, 2006. The Company sold 473,700 of the 1,772,775 NDM Resource Lands shares in 2005 for proceeds of US$2.0 million. In 2006 the Company managed the sale of 1,277,028 NDM Resource Lands shares for the balance of US$7.9 million, thereby completing its commitment regarding the resale

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

of the NDM Resource Lands shares. The remaining 22,047 unsold NDM Resource Lands shares relating to this acquisition were returned to the Company’s treasury.

At the time of the Company exercising the Resource Lands Option, the Company also exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI’s carried interest, by having completed 60,000 feet of drilling on the Exploration Lands prior to November 30, 2004.

As a consequence of the Company exercising the Exploration Lands Option, Teck Cominco could elect to either form a 50:50 joint venture with the Company with respect to the Exploration Lands, or to sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its remaining 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt service), and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price as consideration for the required US$4 million payment but subject to Teck Cominco’s right to elect to have the proceeds guaranteed.

Teck Cominco had the right, until August 24, 2005, to elect whether to require the Company to manage the resale of these shares (“NDM Exploration Lands shares”) in a manner where Teck Cominco would be guaranteed US$4 million in resale proceeds by August 24, 2006. On July 18, 2005, Teck Cominco elected for the Company to guarantee the US$4 million in resale proceeds. The Company completed its commitment to Teck Cominco in 2006 through the sale of 654,502 NDM Exploration Lands shares for proceeds of approximately US$4.0 million. The remaining 323,293 unsold NDM Exploration Lands shares relating to this acquisition were returned to the Company’s treasury.

In total, 345,340 common shares of the Company, at a value of $1.8 million, unsold after the Company’s obligations to Teck Cominco had been met, were returned to the treasury of the Company. The Company recorded this amount in contributed surplus and a related future income tax liability of $728 generated on this transaction is fully offset by previously unrecognized tax assets.

(ii)	HDGI 20% carried contractual interest

As a consequence of the Company electing to exercise the Options, the Company was entitled under the Assignment Agreement with HDGI to elect to acquire HDGI’s 20% carried contractual interests in the Options for cash or share consideration equal to the independently appraised value of the carried interests.

On May 31, 2006, the Company acquired 100% of the outstanding common shares of HDGI for purchase price of 14,002,268 common shares of the Company. The agreed number of shares was based on negotiations between the Company, represented by a Special Committee of the Board of Directors, and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd in March 2005. Both parties agreed to a valuation of $6.37 per share, based upon the issuance of 14,002,268 common shares, as representing the fair value of the 20% carried contractual interest. The valuation report was publicly filed at www.sedar.com. The TSX Venture Exchange and the American Stock Exchange have accepted

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

the acquisition transaction. The results of HDGI’s operations have been included in the consolidated financial statements since the date of acquisition. The following table summarizes the assets acquired and liabilities assumed on the date of acquisition:

Mineral property interest	$151,433
Future income tax liability	(62,239)
Purchase price	$89,194

Consideration – 14,002,268 common shares	$89,194

Upon completion of the acquisition of HDGI and being discharged of Teck Cominco’s share resale guarantees, the Company, until July 31, 2007, owned a 100% right, title and interest in the entire Pebble Property (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property). On July 31, 2007, the Company formed a 50:50 limited partnership with Anglo American plc (see (iii)).

The acquisition created a future tax liability due to the limited pools available in HDGI to offset taxable income earned in that Company relative to the carrying cost of the acquired asset on the Company’s balance sheet. Subsequent to the date of acquisition, deductible expenditures incurred by HDGI have reduced this liability and this amount has been recorded as a future income tax recovery.

(iii)	Non-controlling interest, Limited Partnership with Anglo-American

Balance, beginning of year	$–
Contributions by Anglo American to Partnership	35,552
Balance, end of year	$35,552

On July 26, 2007, the Company converted a wholly-owned general partnership formed in 2006 to hold its Pebble Property interests into a limited partnership, the Pebble Limited Partnership (“the Partnership”), so that an indirect wholly-owned subsidiary of Anglo American plc (“Anglo”) could subscribe for 50% of the Partnership's equity effective July 31, 2007. Each of the Company and Anglo effectively have equal rights in the Partnership through wholly-owned affiliates. The Partnership's assets include the shares of two Alaska subsidiaries which hold registered title to the claims. To maintain its 50% interest in the Partnership, Anglo will be required to make staged cash investments into the Partnership aggregating to US$1.425 billion.

The purpose of the strategic Partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The transaction agreements lay out a schedule to accomplish this goal, targeting completion of a pre-feasibility study by December 2008, a feasibility study by 2011 and commencement of commercial production by 2015.

Anglo’s staged investment includes a committed expenditure of US$125 million to complete a pre-feasibility study targeted at the end of 2008. After the completion of the pre-feasibility study, Anglo must, in order to retain its 50% interest, elect to commit to a further US$325 million for a feasibility study, the completion and approval of which is targeted for 2011, and this is expected to take the Partnership to a production decision. Upon the decision to develop a mine, Anglo must elect to commit to the next US$975 million of expenditures to retain its 50% interest,

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

completion of which will meet the US$1.425 billion requirement. If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases to US$1.5 billion. The Partnership agreement provides for equal project control rights for both partners, with no operator’s fees payable to either party. After Anglo’s staged contribution is completed, both partners will be equally responsible to fund the Partnership operations in connection with the Pebble Project going forward.

The Company has accounted for the Partnership as a VIE (note 3(n)). Expenditures incurred since August 1, 2007 on the Pebble Project have been incurred through the Partnership and are included in the Company’s consolidated statement of operations. Anglo’s contributions to the Partnership from August 1, 2007 to December 31, 2007 amounted to $35.5 million (US$35.9 million) and have been recorded as a non-controlling interest in the Partnership. Under the Partnership agreement and applicable tax regulations, neither the Company nor its affiliated general partnership will be entitled to the benefits for tax purposes of the expenditures incurred by the Partnership from Anglo’s investment, as these benefits accrue exclusively to Anglo under the Partnership agreement and applicable tax regulations.

(b)	Pickle Lake Joint Venture

The Company holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties which are non core to the Company, in northwestern Ontario under the Pickle Lake Joint Venture. The remaining 62.5% joint venture interest is held by Energold Minerals Inc. (“Energold”) (together jointly with the Company, the “Partners”). The Company continues to maintain these claims in good standing.

In October 2006, the Partners entered into an option agreement with Solomon Resources Limited (“Solomon”) whereby Solomon will have the right to earn up to a 60% interest in the Eyapamikama Lake property (formerly Arseno Lake), located 170 kilometres north of Pickle Lake. Under the option agreement, Solomon is granted an exclusive option to earn a minimum 50% interest in the property by funding an initial exploration program of $25 (completed). During 2007, Solomon notified the Partners of its intent to exercise the option to earn a 50% interest and opted in terms of the option agreement to issue to the Partners a total of 200,000 common shares of Solomon (“Solomon shares”) of which 75,000 were issued to the Company (note 5) and 125,000 to Energold.

Under the option agreement to earn its 50% interest, Solomon must in addition:

Incur exploration expenditures totaling $1 million and issue to the Partners 200,000 Solomon shares and make a cash payment of $65 or 400,000 Solomon shares by January 31, 2008. Subsequent to year end and before January 31, 2008, Solomon indicated the need for an amendment to the option agreement as it had not incurred the required exploration expenditures. Both the Company and Energold are in the process of evaluating an amendment to the agreement.

Incur exploration expenditures cumulatively totaling $2 million by January 31, 2009.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Solomon has the option to increase its interest to 60% by issuing to the Partners 300,000 Solomon shares and making a cash payment of $100 by January 31, 2009 and incurring additional $1 million in exploration expenditures by January 31, 2010.

(c)	Little Bald Mountain

The Company holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA.

8.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

(b)	Issued and outstanding common shares (refer to Consolidated Statements of Shareholders’ Equity and Deficit)

In July 2006, the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (“Kennecott”), a subsidiary of Rio Tinto plc, for $10.00 per share. Kennecott has a right of first refusal to participate in up to 50% of future share placements by the Company, subject to customary exceptions, until Kennecott reached 19.9% of the Company’s outstanding share capital. The right thereafter continues as a 19.9% right until Kennecott either fails to take up any offered allotment or the fifth anniversary of the agreement, whichever occurs first. In early 2007, Rio Tinto, through its subsidiary QIT-Fer Et Titane Inc., purchased 9.4 million common shares of Northern Dynasty from a significant shareholder of the Company to bring its share ownership to approximately 19.6%.

(c)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended December 31, 2006 and 2007 is as follows:

						Dec 31
	Exercise	Dec 31			Expired/	2006 and
Expiry date	price	2005	Issued	Exercised	cancelled	2007
Sept. 18, 2006	$5.00	6,985,344	–	(6,985,344)	–	–

Weighted average exercise price		$5.00	$–	$5.00	$–	$–

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(d)	Share purchase option compensation plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share option plan (the "2007 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2007 Rolling Option Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options for the year ended December 31, 2007 is:

	Exercise	Dec 31			Expired /	Dec 31
Expiry date	price	2006	Granted	Exercised	cancelled	2007
September 28, 2007	$5.40	85,067	–	(68,400)	(16,667)	–
November 30, 2007	$4.50	150,068	–	(150,068)	–	–
November 30, 2007	$5.31	515,066	–	(515,066)	–	–
December 14, 2007	$5.37	15,000	–	(15,000)	–	–
April 30, 2009	$7.25	410,670	–	(45,436)	(5,834)	359,400
April 30, 2009	$9.81	62,500	–	(2,500)	(10,000)	50,000
April 30, 2009	$10.32	–	613,000	(1,650)	(15,000)	596,350
April 30, 2011	$7.25	1,125,000	–	(60,000)	(120,000)	945,000
February 12, 2012	$10.95	–	828,000	–	–	828,000
		2,363,371	1,441,000	(858,120)	(167,501)	2,778,750

Weighted average exercise price		$6.64	$10.68	$5.44	$7.49	$9.06

The continuity of share purchase options for the year ended December 31, 2006 is:

	Exercise	Dec 31			Expired /	Dec 31
Expiry date	price	2005	Granted	Exercised	cancelled	2006
November 30, 2006	$4.65	100,000	–	(100,000)	–	–
November 30, 2006	$5.00	1,897,500	–	(1,897,500)	–	–
September 28, 2007	$5.40	150,000	–	(64,933)	–	85,067
November 30, 2007	$4.50	170,000	–	(19,932)	–	150,068
November 30, 2007	$5.31	641,666	–	(99,932)	(26,668)	515,066
December 14, 2007	$5.37	15,000	–	–	–	15,000
April 30, 2009	$7.25	–	471,500	(22,498)	(38,332)	410,670
April 30, 2009	$9.81	–	62,500	–	–	62,500
April 30, 2011	$7.25	–	1,125,000	–	–	1,125,000
		2,974,166	1,659,000	(2,204,795)	(65,000)	2,363,371

Weighted average exercise price		$5.05	$7.35	$5.03	$6.45	$6.64

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

Options outstanding and exercisable at December 31, 2007 were as follows:

	Exercise	Options	Number of	Contractual Life
Expiry date	price	outstanding	options vested	remaining (years)
April 30, 2009	$7.25	359,400	359,400	1.33
April 30, 2009	$9.81	50,000	15,000	1.33
April 30, 2009	$10.32	596,350	197,685	1.33
April 30, 2011	$7.25	945,000	945,000	3.33
February 12, 2012	$10.95	828,000	276,000	4.14
Total		2,778,750	1,793,085
Weighted average exercise price			$8.18

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the statements of operations as follows:

	Years ended December 31
	2007	2006	2005
Exploration
Engineering	$1,389	$637	$644
Environmental, socioeconomic and land	916	224	256
Geological	2,339	1,021	888
	4,644	1,882	1,788
Operations and administration	6,489	4,163	2,302
Total compensation cost recognized in
operations, credited to contributed surplus	$11,133	$6,045	$4,090

The grant date fair value of options granted during the year ended December 31, 2007 was $5.51 (2006 – $3.43) .

The weighted average assumptions used to estimate the fair value of options granted during the period were:

	2007	2006	2005
Risk-free interest rate	4%	4%	3%
Expected life	3.8 years	4.4 years	2.5 years
Vesting period	0 – 24 months	0 – 24 months	0 – 18 months
Expected volatility	64%	52%	60%
Expected dividend yield	nil	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

9.	RELATED PARTY BALANCES AND TRANSACTIONS

	Years ended December 31
Transactions	2007	2006	2005
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$5,386	$3,728	$2,286
Hunter Dickinson Group Inc. (b)	–	–	13
Sidev Holdings Ltd. (c)	208	176	203
CEC Engineering Ltd. (d)	19	–	–
Galahad Gold plc (e)	–	31	47
Shambala Gold plc (e)	–	–	125
Beattie Consulting Ltd. (f)	–	2	12

Balances receivable	At December 31, 2007	At December 31, 2006
Hunter Dickinson Inc. (a)	$27	$192
Northern Dynasty directors and service provider (g)	–	3,740
	$27	$3,932

Balances payable	At December 31, 2007	At December 31, 2006
Sidev Holdings Ltd. (c)	$21	$–
	$21	$–

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by eight public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from HDI result from advances to HDI by the Company for services to be rendered subsequent to the period reported. Included in the total of services provided by HDI for the year ended December 31, 2007 is $1,483 invoiced to the Pebble Limited Partnership for services from August 1, 2007.

(b)	Hunter Dickinson Group Inc. (“HDGI”) was a private company with certain directors in common that provided consulting services to the Company.

In October 2001, the Company was assigned an 80% interest in two options granted by Teck Cominco to HDGI in respect of Teck Cominco’s "Pebble" gold-copper- molybdenum property in southwestern Alaska (note 7(a)(i)).

In May 2006, the Company completed the acquisition of the 20% remaining contractual interest in the Pebble Property from HDGI (note 7(a)(ii)).

(c)

Sidev Holdings Ltd., is a private company controlled by a director of Pebble East Corp. (formerly Northern Dynasty Mines Inc.), a wholly-owned private US subsidiary of the Company until July 31, 2007 and the Pebble Limited Partnership from August 1, 2007 onwards, and provides project management services at market rates.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(d)	CEC Engineering Ltd. is a private company owned by a director that provides engineering and project management services to the Company based on the fair market value of these services.

(e)

Galahad Gold plc (“Galahad”) was previously a significant shareholder of the Company, with a director in common, which charged the Company for travel expenses incurred. Shambala Gold plc, a subsidiary of Galahad, provided engineering and project management services to the Company at market rates.

(f)	Beattie Consulting Ltd., is a private company controlled by a former director of Northern Dynasty Minerals Ltd. that provided project management services to the Company at market rates.

(g)

On November 30, 2006, the Company received irrevocable notifications of exercise from holders of 748,000 common share purchase options. Under the Company's incentive option plan, as amended, the persons exercising these options were permitted to defer paying to the Company the required exercise proceeds of $5.00 per share for a period up until 10 days after an internally imposed share trading blackout period applicable to these persons had been lifted (but within 90 days in any event unless a regulatory approval for a further extension was obtained). The blackout was imposed on account of their involvement in certain sensitive negotiations. The common share certificates in respect of these exercised options were held by the Company and were not released until the required cash payment was received. In February 2007, the blackout was lifted and the said cash payment of $3,740 was received by the Company.

10.	INCOME TAXES

As at December 31, 2007 the tax effect of the significant components within the Company’s future tax asset (liability) were as follows:

	December 31	December 31
	2007	2006
Future income tax assets (liabilities)
Resource pools	$75,878	$56,888
Loss carry forwards	5,969	3,800
Equipment	105	110
Other	1	–
Subtotal	81,953	60,798
Valuation allowance	(76,772)	(59,432)
Net future income tax asset	5,181	1,366

Acquisition of HDGI – Excess of book value of mineral
property over tax value	(62,239)	(62,239)
Sale of NDM Exploration and Resource Lands shares –
Excess of book value of mineral property over tax value	(728)	(728)
Net future income tax liability	$(57,786)	$(61,601)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to income before income taxes. These differences result from the following items:

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

	December 31	December 31	December 31
	2007	2006	2005
Combined Canadian federal and provincial
statutory rate	34.12%	34.12%	34.87%

Income tax at statutory rates	$(36,789)	$(20,138)	$(17,546)
Non-deductible items	3,809	2,098	1,435
Partnership losses not deductible	14,081	–	–
Reduction in statutory tax rates	1,092	360	126
Difference in foreign tax rates	(3,270)	(3,620)	(2,734)
Change in valuation allowance	17,340	20,131	18,991
Other	(78)	532	(272)
Income tax recovery	$(3,815)	$(637)	$–

At December 31, 2007, the Company had available losses for income tax purposes in Canada totaling approximately $18,200 (2006 – $9,400), expiring in various years from 2008 to 2027.

The Company has capital losses available of $160 (2006 – $157), which can be used to offset future capital gains.

The Company has approximately $187,700 (2006 – $151,900) of resource tax pools available in Canada, which, when available, may be carried forward and utilized to reduce future taxes related to certain resource income. In addition, the Company has approximately $185,600 (2006 –$148,900) of resource tax pools available, which may be used to shelter certain resource income in the United States.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Had the Company followed US GAAP, certain items on the statements of loss and deficit, and balance sheets would have been reported as follows:

Total assets	2007	2006
Total assets under US and Canadian GAAP	$210,277	$266,967

Total liabilities	2007	2006
Total liabilities under US and Canadian GAAP	$100,966	$69,440

Total share capital and contributed surplus	2007	2006
Total share capital and contributed surplus under US and	Canadian
GAAP	$383,220	$367,426

Total accumulated other comprehensive loss	2007	2006
Total accumulated other comprehensive loss under US and Canadian
GAAP	$3	$–

Total deficit	2007	2006
Total deficit under US and Canadian GAAP	$273,906	$169,899

Consolidated Statements of Operations	2007	2006	2005
Loss for the year under Canadian GAAP, being
comprehensive loss in 2007	$(104,010)	$(58,383)	$(50,318)
Other comprehensive income
Realization on prior year mark-to-market
adjustment (a)	–	–	(169)
Comprehensive loss for the year under US GAAP	$(104,010)	$(58,383)	$(50,487)

Loss per share under US GAAP	$(1.13)	$(0.75)	$(0.90)

Comprehensive loss per share under US GAAP	$(1.13)	$(0.75)	$(0.90)

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the years ended December 31, 2007, 2006, and 2005.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(a)	Available-for-sale securities

In the year ended December 31, 2005, under US GAAP, the Company realized a prior year mark- to-market adjustment on the disposal of the Company's investment in marketable securities, namely its holdings of common shares of Taseko Mines Limited. No such adjustment would be recorded under Canadian GAAP.

During the current fiscal year, this difference in accounting treatment has been eliminated due to the Company’s adoption of the new CICA accounting standards pertaining to financial instruments (note 4).

(b)	Impact of recent United States accounting pronouncements

(i)

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, Mining Assets: Impairment and Business Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. EITF 04-3 is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have material impact on the Company’s financial position, results of operations or cash flows.

(ii)

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 153, "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB No. 29, "Accounting for Non- Monetary Transactions" is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 was effective for the Company’s 2006 fiscal year. The adoption of SFAS 153 had no impact on the Company’s financial position, results of operations or cash flows.

(iii)

In March 2005, the EITF issued EITF 04-6, "Accounting for Stripping Costs in the Mining Industry". The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins". EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The adoption of this Statement had no impact the Company’s financial position, results of operations or cash flows.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(iv)

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

(v)

In June 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109 (Accounting for Income Taxes) (“FIN 48”). The interpretation was issued to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006.

Under US GAAP effective January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

(vi)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement is intended to increase the consistency and comparability of fair value measurements and eliminate different definitions of fair value under various US standards. It establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of these recommendations is not expected to have a material impact on the Company.

(vii)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement provides an option to measure eligible financial instruments at fair value, with changes in fair value recognized in income. Upon adoption, the first re-measurement to fair value would be reported as a cumulative- effect adjustment to opening balance of retained income. This statement will be effective for the Company’s 2008 fiscal year. The Company currently does not expect this statement to have a material impact on the Company’s results of operations or financial position.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Canadian Dollars, unless otherwise stated)

(viii)

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be recognized separately from the business combination. This statement will be effective for the Company’s 2009 fiscal year.